UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                             HANCOCK HOLDING COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   410120-10-9
                            ------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form which respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 410120-10-9              13G                        Page 2 of 6 pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Hancock Bank Trust Department    64-0169065

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [  ]
                                                       (b) [  ]
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

                  5.       SOLE VOTING POWER
NUMBER                              1,140,956.3
OF SHARES
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                            1,964.5
EACH
REPORTING      7.       SOLE DISPOSITIVE POWER
PERSON                              1,059,079.3
WITH
                  8.       SHARED DISPOSITIVE POWER
                                    0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,142,920.8

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         10.9%

2.       TYPE OF REPORTING PERSON *
         BK

                       *SEE INSTRUCTION BEFORE FILLING OUT


                               Page 2 of 6 pages.

Amendment No. 9 to Schedule 13G
Hancock Bank

Item 1(a)                  Name of Issuer:

                           Hancock Holding Company

Item 1(b)                  Address of Issuer's Principal Executive Offices:

                           One Hancock Plaza
                           2510 14th Street
                           Gulfport, MS   39501

Item 2(a)                  Name of Person Filing:

                           Hancock Bank

Item 2(b)                  Address of Principal Business Office or if none,
                           Residence:

                           One Hancock Plaza
                           2510 14th Street
                           Gulfport, MS   39501

Item 2(c)                  Citizenship:

                           Mississippi Bank

Item 2(d)                  Title of Class of Securities:

                           Common Stock, par value $3.33 per share

Item 2(e)                  Cusip Number:

                           410120-10-9

Item 3 If this statement is filed pursuant to Rules 13d-a(b) or 13d-2(b), check whether the person filing is a :

                           (a)(  )  Broker or Dealer registered under Section 15
                                    of the Act

                           (b)(  )  Bank as defined in Section 3(a)(6) of the
                                    Act

                           (c)(  )  Insurance Company as defined in Section 3(a)
                                    (19) of the Act


                                Page 3 of 6 Pages

                           (d)(  )   Investment Company registered under Section
                                     8 of the Investment Company Act

                           (e)(  )   Investment Adviser registered under Section
                                     203 of the Investment Advisers Act of 1940

                           (f)(  )   Employee Benefit Plan, Pension Fund which
                                     is subject to the provisions of the
                                     Employee Retirement Income Security Act of
                                     1974 or Endowment Fund; see 240.13d-1(b)(1)
                                     (ii)(F)

                           (g)(  )   Parent Holding Company, in accordance with
                                     240.13d-1(b)(ii)(G)  (Note: see item 7)

                           (h)(  )   Group, in accordance with 240.13d-1(b)(1)
                                     (ii)(H)

Item 4    Ownership:


          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire:

          (a) Amount Beneficially owned:

              1,142,920.8 shares

          (b) Percent of Class:

              10.9%

          (c)  Number of shares as to which such person has:

            (i)  sole power to vote or to direct the vote:

                 1,140,956.3


                                Page 4 of 6 Pages

           (ii)  shared power to vote or to direct the vote:

                 1,964.5

          (iii)  sole power to dispose or to direct the disposition of

                 1,059,079.3

           (iv)  shared power to dispose or to direct the disposition of

                 0

Item 5    Ownership of Five percent or less of a class.

          Not applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

          The shares of Hancock Holding Company stock listed in Item 4 are held by the Trust Department of Hancock Bank, as Trustee for 178 fiduciary accounts. Hancock Bank is a wholly-owned subsidiary of Hancock Holding Company. Within these accounts, the Trust Department of Hancock Bank has sole voting rights on 1,140,956.3 shares and shared voting rights on 1,964.5 shares. It has the sole right to dispose of 1,059,079.3 shares and shared right to dispose of 0 shares. Hancock Bank has no right to receive the dividends from such shares, nor does it have the power to direct the receipt of such dividends (except in certain cases to beneficiaries or grantors of the accounts). Hancock Bank has no right to receive the proceeds from the sale of such securities, nor does it have the power to direct the receipt of such proceeds (except in certain cases to beneficiaries or grantor of the accounts).

Item 7 Identification and Classification of the Subsidiary which Acquired the Security being reported on by the Parent Holding company.

          Not applicable


                                Page 5 of 6 Pages

Item 8    Identification and classification of Members of Group.

          Not applicable

Item 9    Notice of Dissolution of Group.

          Not applicable

Item 10   Certification

          Not applicable

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 9, 1999


/s/George A. Schloegel
------------------------------
Signature

George A. Schloegel, President
Name/Title